File N° 1263-2B-82-5087

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on April 25, 2006, it held 287'938 own registered shares (carrying 3.89% of voting rights), 248'160 put options on own stock (short position, carrying potentially 3.35% of voting rights) and 123'172 call options on own stock (long position carrying potentially 1.66% of voting rights). Total holding carries potentially 8.91% of voting rights.

File N° 1263-2B-82-5087

"ANDRE FILLIEZ, GIVAUDAN S.A." <afilliez@bloomberg.net>
Sent by: afilliez@bloomberg.net

02.05.2006 10:20

To ROBERTO.GARAVAGNO@GIVAUDAN.COM
cc
bcc
Subject (CRL) GIVAUDAN SAYS IT HOLDS 3.89% OF OWN VOTING RIGHTS

GIVAUDAN SAYS IT HOLDS 3.89% OF OWN VOTING RIGHTS
2006-04-28 09:10 (New York)

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000007
-0- Apr/28/2006 13:10 GMT